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     As filed with the Securities and Exchange Commission on March 2, 1998.


                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                       SEC File Nos.: 333-03093
                                                                  and 811-07615
                                                               CUSIP No.:  None

(Check One):

[_] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [X] Form N-SAR

For Period Ended:        December 31, 1997

        [_] Transition  Report on Form 10-K
        [_] Transition  Report on Form 20-F
        [_] Transition  Report on Form 11-K
        [_] Transition  Report on Form 10-Q
        [_] Transition Report on Form N-SAR

        For the Transition Period Ended:


     =====================================================================

                NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
       THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     =====================================================================


PART I -- Registrant Information

Full Name of Registrant:            Rydex Advisor Variable Annuity Account

Address of Principal Executive Office:       11815    North Pennsylvania Street
                                             Carmel, Indiana 46032


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PART II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X    (a)    The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)    The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

__   (c)    The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25(c) has been attached, if applicable.


PART III -- Narrative

State below in reasonable detail the reasons why the Form 10-K, and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q, and Form 10-QSB, Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period.

Two weeks ago, after discussion with the staff of the Securities and Exchange Commission (the "Commission"), the registrant was required to expand significantly the manner in which the financial highlights are presented in the prospectus for three of the registrant's subaccounts whose asset levels during certain periods for the registrant's most-recent fiscal year were zero. Specifically, at the instruction of the Commission staff, the financial highlights for these three subaccounts, for the registrant's most-recent fiscal year, are being divided into multiple periods, rather than one continuous period, to reflect more accurately each of these subaccount's active periods of operations within a traditional reporting period. This is an unusual format for which more time is needed to develop the appropriate methodology for the Form N-SAR.

PART IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                 Carl G. Verboncoeur                (301) 468-8549

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(2)      Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [_] Yes [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Rydex Advisor Variable Annuity Account has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 27, 1998             By:   /s/  Carl G. Verboncoeur
       -----------------------       ------------------------------------------
                                     Carl G. Verboncoeur
                                     Vice President of Operations and Treasurer






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